October 10, 2007
VIA EDGAR TRANSMISSION (CORRESP.)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
Attention: Timothy A. Geishecker

Re:	Masco Corporation
Definitive 14A
Filed April 10, 2007
File No. 001-05794
Dear Mr. Geishecker:
          Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced proxy statement of Masco Corporation in the letter dated August 21, 2007.
          On behalf of the Company, I am writing to respond to the comments. The numbered paragraphs below correspond to the headings and numbers set forth in the comment letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page numbers in the proxy statement.
2006 Director Compensation, page 8
1.	We note your disclosure in the second sentence of footnote number 2. Please revise to provide the grant-date fair value and refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
Response: In future filings, the Company will disclose by footnote to the appropriate column of the Directors Compensation table the grant date fair value of each equity award for each Director.
Compensation Discussion and Analysis, page 12
2.	The Compensation Discussion and Analysis should explain why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please revise to explain and refer to Item 402(b)(1)(vi) of Regulation S-K.

Response: In future filings, we expect to further elaborate on the extent and manner in which Committee decisions regarding each of the major elements fit into our overall compensation objectives and affect decisions regarding other elements.
3.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their equity incentive compensation. Please disclose the specific terms of company performance, (e.g., earnings per share targets for 2007 or return on invested capital targets for 2006 and 2007) and the individual objectives (e.g., those necessary to earn additional restricted stock awards discussed in the second paragraph on page 18) used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.
Response: We would like to clarify for the staff’s benefit our disclosure with respect to 2006 performance-based cash bonuses and restricted stock awards. We have provided a quantitative discussion of the 2006 EPS targets established, as well as the targets achieved, for the annual cash performance-based bonuses (page 16, paragraph 2). The Compensation Discussion and Analysis stated that the same targets applied to performance-based restricted stock awards (page 18, paragraph 1). In future filings, we will continue to comply with the required disclosure, although we will not rely on a cross reference and we will be explicit in stating the established earnings per share targets for each element.
The Company has established a corporate goal of improving ROIC to approximately 18% in 2010. The Committee has not established specific annual ROIC targets for purposes of executive compensation. However, as part of its regular compensation practices, after the year end, the Committee assesses ROIC in the context of the financial conditions of the year and the extent to which ROIC for the year represents progress towards the 2010 goal. The Committee uses that evaluation in determining whether the annual restricted stock awards otherwise calculated under the earnings schedule should be reduced. In future filings we will provide greater clarity of the Committee’s practices in this regard. Should the exercise of negative discretion be relevant in future years, we will also endeavor to clarify this aspect of the plan process.
We note the staff’s comment that performance targets for 2007 should have been disclosed in our 2007 proxy statement. Instruction 2 to Item 402(b) requires the CD&A to cover “the information contained in the tables and otherwise disclosed pursuant to [Item 402].” The instruction also requires discussion of actions taken after the end of the fiscal year in question “that could affect a fair understanding of . . . compensation for the last fiscal year.” Under the restricted stock award program (and under the performance-based cash bonus), a new EPS target schedule is established early each year based on general economic and industry market conditions and the Company’s forecasted performance expectations. The EPS target established for the subsequent fiscal year (2007) has no bearing on the compensation earned and required to be reported (for 2006) and is not material information needed by an investor for a fair understanding of 2006 compensation.
Another reason for the exclusion of the current year EPS targets is that our incentive plan targets in effect for a current year (as opposed to a completed year) are, and would be perceived to be, intimately related to our confidential internal business plan. Accordingly, we believe that disclosure of the 2007 EPS target schedule would give our competitors (including private companies that have no disclosure obligations) and customers potentially damaging information about our annual business plan (including assumptions about pricing strategies and allocation of resources) that they could use to our disadvantage (if competitors, in their businesses, and if customers, in their pricing negotiations with us). We note that the inferences and assumptions our competitors and customers might make on the basis of such disclosure would be harmful to us and potentially disruptive without regard to whether they were in fact correct. Also, we believe such disclosure would give rise to unfounded investor expectations with regard to our stock price, which could be inconsistent with our external annual guidance, and would lead to unnecessary volatility in our stock price (which in and of itself would harm us competitively). For these reasons, we did not view inclusion of our specific 2007 EPS target as a proper subject for discussion in the proxy statement that discusses our 2006 compensation.
Finally, we acknowledge the staff’s comments regarding disclosure of individual objectives. We note that the specific language referred to (page 18, paragraph 2) in the 2006 Compensation Discussion and Analysis was a description of an aspect of the program that did not operate in 2006. In future filings, we will clarify the practice, and if awards are granted based on individual contributions, we will discuss the determination.
4.	Although you provide a description of how company performance affects annual compensation awards, we note less analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with non-quantitative achievements. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.
Response: In the future, the Compensation Discussion and Analysis will include a more comprehensive description of the extent to which individual performance was a factor in the actual compensation.
5.	We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. For example, we note your disclosure on page 15 indicating that the annual performance targets for the cash bonus and restricted stock award programs are established during the first quarter of each year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement and make sure to disclose earnings per share targets for 2007. Refer to Section II.B.1 of Commission Release 33-8732A.
Response: Instruction 2 to Item 402(b) indicates that the Compensation Discussion and Analysis should address actions regarding executive compensation taken after the fiscal year end, including the adoption or implementation of new or modified programs or policies. The Compensation Discussion and Analysis explains the process and factors for the performance-based cash bonus and the performance-based restricted stock awards. Although the Committee establishes the target, the program itself is not new or modified in any significant manner. We have not viewed disclosure of the specific 2007 targets as necessary to understand 2006 compensation, as long as from year to year the program otherwise remains as described. In addition, we believe the disclosure of current year targets would be competitively harmful to us. Please refer to paragraphs 3 and 4 of our response to Comment 3 above.
Compensation Practices, page 13
6.	We note that the compensation committee, the board of directors and senior management are involved in your executive compensation programs. Please revise to provide a materially complete description of the compensation committee’s processes and procedures for the consideration and determination of executive compensation. Please disclose in reasonably complete detail the role of any of senior management, including Mr. Manoogian, in your compensation processes. Please refer to Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A.
Response: The Compensation Discussion and Analysis describes the Committee’s annual process and procedure for reviewing the various components of compensation, first with an overview of the process, followed by a discussion of the specific components. It then covers the few instances in which senior management is involved in the process or procedure (e.g., recommending additional restricted stock awards). In the future, we will expand the discussion and analysis to include a description of the Committee’s processes and procedures and the identity of and the extent (which we anticipate will be limited) of any involvement by any management members in the process.
Comparative Compensation, page 14
7.	We note that you engaged Hewitt Associates to provide you with advice on executive compensation matters. The disclosure pertaining to the relationships among the Compensation Committee, management and outside consultants should be expanded to provide a materially complete description of consultants’ roles with the company. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: In the future, the Compensation Discussion and Analysis will include a complete description of the nature and scope of the assignment requested by the Committee of any consultant.
Restricted Stock, page 17
8.	You state that the Compensation Committee may exercise discretion to reduce awards. Please revise to state whether your Compensation Committee actually exercised such discretion.
Response: With respect to the restricted stock awards that were granted in early 2007 based on 2006 performance, the Committee did not exercise negative discretion. In future filings, we will expressly state whether or not the Committee actually exercised its negative discretion to reduce the awards from the amount determined pursuant to the formula.
Perquisite Allowance, page 19
9.	With respect to the personal use of company aircraft, describe in a footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix).
Response: In future filings, we will describe in a footnote to the Summary Compensation Table the Company’s methodology for computing the aggregate incremental cost for the company aircraft, as required by Instruction 4 to Item 402(c)(2)(ix).
Summary Compensation Table, page 22
10.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Manoogian’s stock and equity awards as compared to those of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Manoogian’s stock and option awards differ from those of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.
Response: The Compensation Discussion and Analysis describes the graduated schedule applicable to all of the named executive officers for determining performance-based annual cash bonuses and awards of restricted stock. As noted (page 15, fourth full paragraph), the Chief Executive Officer (Mr. Manoogian) and the President (Mr. Barry) are eligible to receive awards that are a greater percentage of their base salary than the other executives because of their position and responsibilities, but the schedule is applied uniformly. In addition, the Compensation Discussion and Analysis explained that the Chief Executive Officer and the President are not entitled to any discretionary awards.

A significant portion of the apparent discrepancy is a result of the accounting requirements imposed under Item 402 of Regulation S-K, rather than compensation decisions of the Committee. The rules require the amount included in the Summary Compensation Table for restricted stock awards and stock options to reflect the expense calculated under FAS 123R (i.e., the expense recorded in that period’s statement of operations). As explained in footnote 2 to the Summary Compensation Table and in the Compensation Discussion and Analysis (page 16-17), the amount in the column for 2006 includes the amount expensed in 2006 for restricted stock and options granted in 2006 as well as in prior years. Under FAS 123R, the expensing period for equity awards is the shorter of the vesting period or the period to age 65. Since Mr. Manoogian attained age 70 in 2006, the entire amount of his 2006 equity awards were expensed, even though the vesting continues over a longer period.
In addition, the 2006 expense under FAS 123R included expense associated with equity awards granted in prior years. Over half of the amount shown in the table was attributable to awards made in years prior to 2006 (and such amounts are quantified in the footnote), even though those earlier year awards were reflected in the executive compensation reported in prior proxy statements.
The factors described above are not intended as a complete explanation of why Mr. Manoogian’s compensation appears larger than that of other executives. Historical compensation levels, and the various responsibilities of each executive are also taken into account. To the extent that there are more factors relevant to explain the precise relationship among the compensation levels of the senior executives, we will address and discuss them in future filings.
2006 Outstanding Equity Awards at Fiscal Year-End, page 25
11.	We note that the outstanding shares of restricted stock held by Mr. Manoogian had a market value at December 31, 2006 of more than $340 million. To the extent applicable, supplement your Compensation Discussion and Analysis to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation. See item 402(b)(2)(x).
Response: The $340 million does not reflect the market value of the shares of restricted stock owned by Mr. Manoogian, but a “presumed market value” of all shares “beneficially owned” by Mr. Manoogian as of March 15, 2007, based on the market price per share of $29.87 at December 29, 2006. In addition to shares personally acquired by Mr. Manoogian outside of the Company’s compensation plans, that amount includes shares owned by charitable foundations, shares held by trusts for third parties for which Mr. Manoogian serves as a trustee, and shares that Mr. Manoogian could have acquired before May 15, 2007 upon exercise of options (regardless of whether the options were in-the-money). Beneficial ownership of all of these shares is required to be attributed to Mr. Manoogian. In any event, in future filings, we will state whether amounts realized from prior years are considered in setting current compensation.

2006 Nonqualified Deferred Compensation Plan, page 28
12.	We note that you use headings in your table for nonqualified deferred compensation such as “earnings credited” instead of aggregate earnings, or you use headings that omit terms when you state “balance at December 31, 2006” instead of “aggregate balance.” Please revise the headings to use the terms contained in Item 402(i) of Regulation S-K.
Response: In future filings we will conform to the captions specified by the rules.
Change in Control and Termination, page 31
13.	We note your disclosure on page 20 that you do not have standard arrangements concerning changes in control and termination; however, you have arrangements in which executives receive benefits resulting from a change in control, such as the Long Term Incentive Plan and the SERP. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(j)(3) of Regulation S-K.
Response: In future filings, we will expand the Compensation Discussion and Analysis to address how the change in control payment and benefit levels were determined.
          In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
•	Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          I trust the foregoing responses are satisfactory to you. If you have any further questions or comments, please contact me at 313-792-6340.

Sincerely,
/s/ John R. Leekley
John R. Leekley
Senior Vice President
and General Counsel